UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

AtheroNova Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

047438 106

(CUSIP Number)

Thomas W. Gardner
c/o AtheroNova Inc.
2301 Dupont Drive, Suite 525
Irvine, California 92612
(949) 842-8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6)
_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 047438 106	Page 2 of 6

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas W. Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 631,608,756
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 631,608,756
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 631,608,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (1)
14	TYPE OF REPORTING PERSON* IN

(1)           Based on a total of 4,536,025,139 shares of our common stock outstanding as of May 13, 2010, assuming the conversion of Super-Voting Common Stock.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of AtheroNova Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2301 Dupont Drive, Suite 525, Irvine, California 92612.

Item 2.  Identity and Background.

This statement is being filed by Thomas W. Gardner, a citizen of the United States of America (the “Reporting Person”).  The Reporting Person serves as the Chief Executive Officer and President of the Company.  The Reporting Person’s business address is c/o AtheroNova Inc., 2301 Dupont Drive, Suite 525, Irvine, California 92612.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On May 13, 2010, the Company’s wholly-owned subsidiary, Z&Z Merger Corporation, a Delaware corporation (“MergerCo”), was merged into AtheroNova Operations, Inc., a Delaware corporation known before such merger as Z&Z Medical Holdings, Inc. (“AtheroNova Operations”).  Pursuant to such merger, all of the 9,873,050 outstanding shares of AtheroNova Operations common stock were exchanged, on a pro rata basis, for 88,575,048 shares of the Company’s Super-Voting Common Stock, par value $0.0001 per share (“Super-Voting Common Stock”).  At such time as the Company files an amendment to its certificate of incorporation with the Secretary of State of the State of Delaware effecting a 1-for-200 reverse stock split of its outstanding Common Stock, with special treatment for certain of its stockholders to preserve round lot stockholders, then all the outstanding shares of Super-Voting Common Stock will immediately and automatically convert into shares of Common Stock (the “Mandatory Conversion”).  At the consummation of the Mandatory Conversion, the holders of Super-Voting Common Stock will be entitled to receive Common Stock at the conversion rate of 50 shares of fully paid and non-assessable Common Stock for 1 share of Super-Voting Common Stock (the “Conversion Rate”), subject to rounding to the nearest whole share for fractional shares.

The beneficial ownership of Common Stock reported in this Schedule 13D by the Reporting Person is based on the Reporting Person’s ownership of the Company’s Super-Voting Common Stock, on an as-converted-to-common-stock basis, and assumes a total of 4,536,025,139 shares of Common Stock outstanding as of May 13, 2010.

On May 13, 2010, the Reporting Person, Filiberto Zadini, Giorgio Zadini, Boris Ratiner (together, the “Z&Z Shareholders”), Europa International, Inc., W-Net Fund I, L.P. and MKM Opportunity Master Fund, Ltd. (together, the “Purchasers”) entered into a Voting Agreement (“Voting Agreement”) pursuant to which such parties became obligated, for four years, to vote for the Company’s directors determined as described below.  The authorized number of directors is seven.  Those initially include the Reporting Person, Boris Ratiner and Filiberto Zadini, whose replacements will be determined under the terms of the Voting Agreement by the holders of a majority of the shares held by the Z&Z Shareholders, Gary Freeman and Chaim Davis, whose replacements will be determined under the Voting Agreement by the holders of a majority of the shares held by the Purchasers, and two directors to be determined jointly by the holders of a majority of the shares held by the Z&Z Shareholders and the holders of a majority of the shares held by the Purchasers.

The Voting Agreement also obligates the Z&Z Shareholders and the Purchasers to vote to approve each of the amendment and restatement of the Company’s certificate of incorporation to authorize a reverse split of its currently outstanding Common Stock on a basis of 1 for 200, with special treatment for certain of its stockholders to preserve round lot stockholders and the rounding up for fractional interests, to decrease the number of authorized shares of Common Stock from 2,000,000,000 to 100,000,000 and to authorize the issuance of 10,000,000 shares of “blank check” preferred stock, and the Company’s adoption of a stock incentive plan (together, the “Actions”).  In the event that the Reporting Person fails to vote his shares to approve the Actions, the Reporting Person has granted to David Weiner a proxy to vote his shares to approve such Actions.

The Voting Agreement is attached hereto as Exhibit 1, and incorporated herein by reference.

Item 4.  Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of Common Stock to which this Schedule 13D relates are held by the Reporting Person as an investment.  The Reporting Person disclaims any membership in a group relating to the Company except with respect to the Actions described above to which the Reporting Person has agreed to vote.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's board of directors; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of May 13, 2010, the Reporting Person beneficially owned 12,632,175 shares of Super-Voting Common Stock, which are convertible into 631,608,756 shares of Common Stock (the “Shares”).  Since 4,536,025,139 shares of Common Stock, assuming the conversion of the Super-Voting Common Stock, were outstanding as of May 13, 2010, the Shares constitute approximately 13.9% of the shares of Common Stock, assuming the conversion of the Super-Voting Common Stock, issued and outstanding.

The Reporting Person has the sole power vote or direct the vote of, and to dispose of or direct the disposition of, the Shares.

Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

  Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.

1	Voting Agreement dated May 13, 2010, by and among Thomas Gardner, Filiberto Zadini, Giorgio Zadini, Boris Ratiner, Europa International, Inc., W-Net Fund I, L.P. and MKM Opportunity Master Fund, Ltd.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 24, 2010	/s/ Thomas W. Gardner
Thomas W. Gardner

EXHIBIT 1

VOTING AGREEMENT

This VOTING AGREEMENT, dated as of this 13th day of May, 2010 (“Agreement”), is by and among each of the persons whose signature appears under the caption “Stockholders” on the signature page hereof.  For purposes of this Agreement, each person whose signature appears on the signature page hereof shall be referred to herein individually as “Stockholder” and collectively as the “Stockholders”.

WHEREAS, immediately following the Merger (as defined below), each Stockholder will own beneficially of record or have the power to vote, or direct the vote of, shares of common stock, par value $0.0001 per share (“Common Stock”) or shares of Super-Voting Common Stock, par value $0.0001 per share (“Super-Voting Common Stock”), of AtheroNova Inc. (“AtheroNova”), a Delaware corporation, as set forth opposite such Stockholder’s name on Exhibit A hereto (all such shares of Common Stock and Super-Voting Stock and any shares of which ownership of record or the power to vote is hereafter acquired by the Stockholders, whether by purchase, conversion or exercise, prior to the termination of this Agreement being referred to herein as the “Shares”);

WHEREAS, AtheroNova, Z&Z Medical Holdings, Inc., a Delaware corporation (“Z&Z”), and Z&Z Merger Corporation, a Delaware corporation (“Merger Sub”) have entered into an Agreement and Plan of Merger, dated March 26, 2010 (as the same may be amended from time to time) (the “Merger Agreement”) which provides, upon the terms and subject to the conditions thereof, for the merger of Merger Sub with and into Z&Z whereby the outstanding capital stock of Z&Z shall be cancelled and the holders thereof shall receive shares of  Super-Voting Common Stock (the “Merger”);

WHEREAS, the Super-Voting Common Shares are convertible into the Conversion Shares pursuant to the Certificate of Designations;

WHEREAS, it is contemplated that immediately following the Merger, AtheroNova shall consummate the Capital Raise and in connection therewith the investors participating therein (the “Investors”) shall agree to enter into this Agreement;

WHEREAS, as a condition to the consummation of the Merger Agreement, W-Net Fund I, L.P. and Europa International, Inc. have agreed to enter into this Agreement; and

WHEREAS, the capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
VOTING OF SHARES FOR DIRECTORS

SECTION 1.01   Vote in Favor of the Directors.  During the period commencing on the date hereof and terminating four years thereafter, each Stockholder, in its capacity as a Stockholder of AtheroNova (or successor), agrees to vote (or cause to be voted) all Shares directly or indirectly owned by the Stockholder or over which the Stockholder has the beneficial ownership or the right to vote and all Shares which such Stockholder acquires directly or indirectly or has the beneficial ownership or right to vote in the future, at any meeting of the Stockholders of AtheroNova, and in any action by written consent of the Stockholders of AtheroNova, in favor of the election of the Director Designees, as defined herein, to the Board of Directors of AtheroNova and will not vote (or cause to be voted) for the removal of the Director Designees from the Board of Directors.  Any Director Designee may be removed from the Board of Directors in the manner allowed by law and AtheroNova’s governing documents, but with respect to (i) the Director Designees nominated by the Investors pursuant to Section 1.03(b), in the event any such Director Designee is removed as a director of AtheroNova, the Investors shall have the right to designate and nominate such removed director's replacement, (ii) the Director Designees nominated by the Z&Z Stockholders pursuant to Section 1.03(a), in the event any such Director Designee is removed as a director of AtheroNova, the Z&Z Stockholders shall have the right to designate and nominate such removed director's replacement, and (iii) the Director Designees nominated by the Investors and Z&Z Stockholders jointly pursuant to Section 1.03(c), in the event any such Director Designee is removed as a director of AtheroNova, the Investors and Z&Z Stockholders shall have the right to designate and nominate such removed director's replacement.

SECTION 1.02   Size of Board of Directors.  The Stockholders agree that the Board of Directors of AtheroNova shall consist of seven (7) persons during the term hereof, and the Stockholders will take all such action to set the number of directors consistent with this Section 1.02.

SECTION 1.03   Director Designees.  The “Director Designees” will be as follows:

(a)           Three (3) of such directors shall be nominated by the holders of a majority of the outstanding Shares held by all Z&Z Stockholders (the “Z&Z Directors”).  As of the date of this Agreement, the initial Z&Z Directors are Thomas Gardner, Boris Ratiner and Filiberto Zadini.  Any vacancy occurring because of the death, resignation or removal of a Z&Z Director shall be filled according to this Section 1.03(a).

(b)           Two (2) of such directors shall be nominated by the holders of a majority of the outstanding Shares held by all Investors (the “Investor Directors”).  As of the date of this Agreement, the initial Investor Directors are Gary Freeman and Chaim Davis.  Any vacancy occurring because of the death, resignation or removal of an Investor Director shall be filled according to this Section 1.03(b).

(c)           Two (2) of such directors shall be nominated jointly by (i) the holders of a majority of the outstanding Shares held by all Z&Z Stockholders and (ii) the holders of a majority of the outstanding Shares held by all Investors (the “Joint Directors”).  The Z&Z Stockholders and the Investors shall appoint the Joint Directors within 180 days following the Closing Date.  Any vacancy occurring because of the death, resignation or removal of an Investor Director shall be filled according to this Section 1.03(c).

Neither the Stockholders, nor any of the officers, directors, stockholders, members, managers, partners, employees or agents of any Stockholder, makes any representation or warranty as to the fitness or competence of any Director Designee to serve on the Board of Directors by virtue of such party’s execution of this Agreement or by the act of such party in designating or voting for such Director Designee pursuant to this Agreement.

SECTION 1.04   Term of Agreement.  The obligations of the Stockholders pursuant to this Article I shall terminate on the fourth anniversary of the date of this Agreement.

ARTICLE II
VOTING FOR CORPORATE ACTIONS

SECTION 2.01   Vote in Favor of Corporate Matters.  During the term of this Agreement, each Stockholder hereby agrees and covenants to vote or cause to be voted all of his Shares then owned by him, or over which he has voting power, and all Shares which such Stockholder acquires directly or indirectly or has the beneficial ownership or right to vote in the future, at any regular or special meeting of Stockholders, or, in lieu of any such meeting promptly following the written request of any Stockholder, to give his written consent in any action by written consent of the Stockholders, in favor of each of the following items (“Actions”):

(a)           To approve a 1 for 200 reverse stock split with special treatment for certain of AtheroNova’s stockholders to preserve round lot stockholders (“Reverse Split”);

(b)           To amend AtheroNova’s Certificate of Incorporation to reduce the number of authorized shares of AtheroNova Common Stock from 2,000,000,000 shares to 100,000,000 shares;

(c)           To approve the adoption of a stock incentive plan (“Stock Plan”) reserving not more than 4,362,964 shares of AtheroNova Common Stock for issuance thereunder (on a post-Reverse Split basis), which number includes outstanding Assumed Options (which are in the form of options) to be assumed by AtheroNova (on a post-Reverse Split basis); and

(d)           All such other actions as shall be necessary or desirable in connection with or related to the foregoing actions in (a) through (c) above including, without limitation, any amendment to the certificate of incorporation of AtheroNova to effect the foregoing.

SECTION 2.02   Grant of Proxy; Further Assurance.  In the event that, in connection with any regular or special meeting of Stockholders, or, in lieu of any such meeting, with a written consent in any action by written consent of the Stockholders, within five (5) days following a written request thereof by W-Net Fund I, L.P. (or a representative thereof), a Stockholder fails to vote or cause to be voted all of his Shares in favor of the Actions in accordance with the instructions set forth in such written request, or to execute a written consent in connection therewith, each Stockholder, by this Agreement, with respect to all Shares over which it has voting authority and any Shares hereinafter acquired by such Stockholder over which it may have voting authority, does hereby irrevocably constitute and appoint David Weiner, or any nominee, with full power of substitution, as his or its true and lawful attorney and proxy, for and in his or its name, place and stead, to vote each of such Shares as such Stockholder’s proxy, at every annual, special or adjourned meeting of the Stockholders of  AtheroNova (including the right to sign his or its name (as Stockholder) to any consent, certificate or other document relating to AtheroNova that may be permitted or required by applicable law) in favor of the adoption and approval of each of the Actions.  This proxy extends to no other matter, except for the Actions as enumerated above.  Each Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in AtheroNova the power to carry out the provisions of this Agreement.

SECTION 2.03   Termination.  The obligations of each Stockholder pursuant to this Article II shall terminate upon the adoption and approval of the Actions by the Stockholders of AtheroNova.

SECTION 2.04   Obligations as Director and/or Officer.  If a Stockholder or any of its affiliates or nominees is a member of the board of directors of AtheroNova (a “Director”) or an officer of AtheroNova (an “Officer”), nothing in this Agreement shall be deemed to limit or restrict the Director or Officer acting in his or her capacity as a Director or Officer of AtheroNova, as the case may be, and exercising his or her fiduciary duties and responsibilities, it being agreed and understood that this Agreement shall apply to Stockholder solely in his or her capacity as a Stockholder of AtheroNova and shall not apply to his or her actions, judgments or decisions as a Director or Officer of AtheroNova.

ARTICLE III
REPRESENTATIONS AND WARRANTIES;
COVENANTS OF THE STOCKHOLDERS

Each Stockholder hereby severally represents, warrants and covenants to the other Stockholders as follows:

SECTION 3.01   Authorization.  Such Stockholder has full legal capacity and authority to enter into this Agreement and to carry out such person’s obligations hereunder.  This Agreement has been duly executed and delivered by such Stockholder, and (assuming due authorization, execution and delivery by the other Stockholders) this Agreement constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

SECTION 3.02   No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule, regulation or arbitration award applicable to such Stockholder or by which any property or asset of such Stockholder is bound or affected, or (ii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on any property or asset of such Stockholder, including, without limitation, the Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

(b)           The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement.

SECTION 3.03   Litigation.  There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of such Stockholder or any of such Stockholder’s affiliates, threatened against such Stockholder or any of such Stockholder’s affiliates or any of their respective properties or any of their respective officers or directors, in the case of a corporate entity (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to materially delay or impair such Stockholder’s ability to consummate the actions contemplated by this Agreement.  There is no judgment, decree or order against such Stockholder or any of such Stockholder’s affiliates, or, to the knowledge of such Stockholder of any of such Stockholder’s affiliates, any of their respective directors or officers, in the case of a corporate entity (in their capacities as such), that would prevent, enjoin, alter or materially delay any of the actions contemplated by this Agreement, or that would reasonably be expected to have a material adverse effect on such Stockholder’s ability to consummate the actions contemplated by this Agreement.

SECTION 3.04   Title to Shares.  Such Stockholder is the legal and beneficial owner of its Shares free and clear of all Liens.

SECTION 3.05   Absence of Claims.  Each Stockholder has no knowledge of any causes of action or other claims that could have been or in the future might be asserted by the Stockholder against AtheroNova or any of its predecessors, successors, assigns, directors, employees, agents or representatives arising out of facts or circumstances occurring at any time on or prior to the date hereof and in any way relating to any duty or obligation of AtheroNova or any Stockholder.

ARTICLE IV
GENERAL PROVISIONS

SECTION 4.01   Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier service, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 4.01):

(a)           If to any Z&Z Stockholder:

c/o Tom Gardner
2301 Dupont Drive, Suite 525
 Irvine, CA 92612
_________________ facsimile

with a copy to:

Call & Jensen
610 Newport Center Drive, Suite 700
Newport Beach, CA 92660
Attn: Jon E. Jensen, Esq.
(949) 717-3000 telephone
(949) 717-3100 facsimile

(b)           If to any Investor:

W-Net Fund I, L.P.
3490 Laurel Canyon Blvd., Suite 327
Studio City, CA 91604
(818) 385-0405 telephone
(818) 474-7589 facsimile

with a copy to:

Stubbs Alderton & Markiles, LLP
15260 Ventura Blvd., 20th Floor
Sherman Oaks, CA 91403
Attn:  Greg Akselrud, Esq.
(818) 444-4503 telephone
(818) 444-6303 facsimile

SECTION 4.02   Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 4.03   Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 4.04   Entire Agreement.  This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.  This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

SECTION 4.05   Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

SECTION 4.06   Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

SECTION 4.07   Disputes.  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court in Los Angeles County, California.

SECTION 4.08   No Waiver.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

SECTION 4.09   Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 4.10   Waiver of Jury Trial.  Each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any action, proceeding or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the Actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

SECTION 4.11   Merger Agreement.  All references to the Merger Agreement herein shall be to such agreement as may be amended by the parties thereto from time to time.

[Signature page(s) follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STOCKHOLDERS:

W-NET FUND I, L.P.
a Delaware limited partnership

By: W-Net Fund GP I LLC
Title: General Partner

By:  /s/ David Weiner
Name:  David Weiner
Title: Manager

EUROPA INTERNATIONAL,  INC.

By:  /s/ Fred Knoll
Name: Fred Knoll
Title:

Z&Z STOCKHOLDERS:

/s/ Giorgio Zadini
Giorgio Zadini

/s/ Filiberto Zadini
Filiberto Zadini

/s/ Thomas Gardner
Thomas Gardner

/s/ Boris Ratiner
Boris Ratiner

INVESTORS:

W-NET FUND I, L.P.
a Delaware limited partnership

By: W-Net Fund GP I LLC
Title: General Partner

By: /s/ David Weiner
Name:  David Weiner
Title: Manager

MKM OPPORTUNITY MASTER FUND

By:
Title:

By: /s/ David Skirloff
Name:
Title:

EUROPA INTERNATIONAL INC.

By:
Title:

By: /s/ Fred Knoll
Name:
Title:

EXHIBIT A

STOCKHOLDERS

The following beneficial ownership information assumes that, upon the closing of the Merger:  (1) 9,873,050 shares of Z&Z common stock are converted into 88,575,048 shares of AtheroNova Super-Voting Common Stock pursuant to the Merger; (2) the 200-for 1 Reverse Stock Split of AtheroNova common stock is effected immediately; and (3) each such share of AtheroNova Super Voting Common Stock is immediately converted into .25 shares of AtheroNova common stock.

Beneficial Ownership of Z&Z Common Stock on May 1, 2010		Beneficial Ownership of AtheroNova Common Stock after Closing of Merger
Name Of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Outstanding Common Stock	Amount of Beneficial Ownership	Percentage of Outstanding Common Stock
Giorgio Zadini	2,710,000	27.4%	6,078,124	26.8%
Filiberto Zadini	2,710,000	27.4%	6,078,124	26.8%
Thomas Gardner	1,408,050	14.3%	3,158,045	13.9%
Boris Ratiner	1,300,000	12.4%	2,915,705	12.1%
W-Net Fund I, L.P.	-	-	243,360	1.1%
Europa International Inc.	-	-	243,360	1.1%